UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☒ Form C/A: Amendment to Offering Statement

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Southeastern Roast and Brewery L.L.C.

Check box if Amendment is material and investors will have five business days to reconfirm ☒

Describe the Nature of the Amendment

Replacing entire offering statement, including stating interest owed on 504 Notes, clarifying terms of 504 Notes, updating COVID-19 risk factor, adding related party transactions. Correcting notes to financial statements. Minor edits to purchase agreement.

Form of issuer

Limited liability company

Jurisdiction of incorporation/organization

Washington, DC

Date of organization

June 5, 2017

Physical address of issuer

703 Edgewood Street NE, Washington, DC 20017

Website of issuer

www.southeasternroastery.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds that are actually distributed to the issuer plus third-party escrow fees

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Convertible Note (Debt)

Price (or method for determining price)

Face value

Target offering amount

$15,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$107,000

Deadline to reach the target offering amount

April 30, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Zero

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$ 46,262.42	$ 68,804.63
Cash and Cash Equivalents	$ 33,874.79	$ 61,081.30
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 5,000.13	$ 509.83
Long-term Debt	$ 9,777.64	$ 0
Revenues/Sales	$ 23,741.89	$ 7,099.66
Cost of Goods Sold	$ 27,870.57	$ 7,806.79
Taxes Paid	$ 1,456.49	$ 400
Net Income	$ -55,595.15	$ -14,553.45

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

SOUTHEASTERN ROAST AND BREWERY L.L.C.

Signature: Candice Schibli

Title: Sole Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

Signature: Candice Schibli

Title: Sole Member

Date: March 18, 2020

Form C/A

Amended Offering Statement
of
Southeastern Roast and Brewery L.L.C.
"Southeastern Roast and Brew," the "issuer," the "company," "we," "our," "us")

Convertible Notes

Forward-Looking Statement Disclosure

This Form C/A, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C/A. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C/A

You should rely only on the information contained in this Form C/A (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C/A (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C/A (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C/A should conduct its own independent analysis. The statements of the company contained in this Form C/A are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained in this Form C/A is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Southeastern Roast and Brewery L.L.C.					

	Limited liability company	Washington, DC	June 5, 2017	703 Edgewood Street NE Washington, DC 20017	www.southeasternroastery.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Candice Schibli (the "Founder")	Sole Member / Founder / Head Roaster / Operating Manager	2016-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Candice Schibli	Southeastern Roast and Brew (including during the time period before the issuer was formed as a limited liability company)	See Item(d) below.	Sole Member / Founder / Head Roaster / Operating Manager Overall direction and management of the company	2016-present
	DevTech Systems	International consulting firm dedicated to development. Provides	Microenterprise Report Manager	2013-2018

		advisory services and technical assistance to government, private-sector, and civil-society stakeholders in more than 100 countries.	Government contracting for international development financing	

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Candice Schibli	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Brief description of our business and the purpose of this offering

We are a woman-of-color owned coffee wholesaler and brewery in the Washington, DC, area. We are dedicated to fostering compassion for natural and human resources. We promote the well-being of women by buying from and selling to women-led businesses or businesses that support women. We also prioritize customers, farmers, and importers that use environmentally sustainable practices.

We supply coffee beans to restaurants and cafés in the Washington, DC, area and do some direct-to-consumer sales at popups in the area as well as at a farmers market in Maryland. Right now, we do not have our own space for roasting, packaging, or retail sales and we roast at two different shared spaces. The Founder does all of the roasting. She and part-time contractors do the brewing and packaging. She does the majority of the sales with some support from contractors.

We will use the proceeds from this offering to open our own roastery and café in the Washington, DC, region (the "Roastery and Café"). We are searching for a space to rent that is fully built-out and that provides at least 600 square feet of roasting, packaging, and retail potential with a light café.

For a description of our anticipated business plan, please see **Exhibit A**, our Executive Summary. Please also read **Exhibit G**, our Pitch Deck, and **Exhibit E**, our Crowdfunding Page. Please also read Item (s) of this offering statement, which describes our financial condition and how the proceeds of this offering will affect it, and Item (i) of this offering statement, which describes how we will use the proceeds of this offering.

(e) The current number of employees of the issuer.

Zero.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Any continued future success that the company might enjoy will depend upon many factors, including factors beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition. Some specific risks include but are not limited to the following.

The coffee business is highly competitive and our failure to introduce new products to the market may harm our business.
We operate in a highly competitive industry, which is characterized by frequent introductions of new products and services into the market. Our success will depend, in part, on our ability to

improve our present products, to develop new products and to provide necessary services and support.

Control of the company and all of its operations are solely with its Founder and will remain with her.
Investors must rely upon the judgment and skills of the Founder. Investors have no voting rights.

We may not have sufficient financial resources to successfully compete in the coffee business.
A large number of enterprises provide products or services similar to ours. In addition to small-batch roasters, like us, there are national and international coffee suppliers in the Washington, DC area, our target market, like Pete's Coffee, Starbucks Coffee, La Colombe and others. Convenience stores such as Wawa's and 7-11 are also carrying specialty coffee. Distributors like Sudexo and Gordons offer low cost bulk coffee to businesses. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. Some of these businesses have the ability to purchase and sell high quantities of coffee and have high brand recognition. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

We depend on the services of key employees, whose knowledge of coffee roasting and available markets would be difficult to replace.
Our success depends substantially on the services of the Founder as well as our Brew Master, Brian Benjamin. Our business may be harmed if we lose the services of these people and we are not able to attract and retain qualified replacements.

Our key person has limited experience managing a company in the coffee roasting business.
Founder has less than four years of experience managing a company in the coffee business and have no experience in managing a development-stage enterprise. To mitigate this risk, we have created an advisory board from various sectors that can assist in development-stage business management, business development, and outreach. Our ability to operate successfully may depend on our ability to attract and retain qualified technical personnel and maintain good working relationships with our advisory board members.

Hiring and retaining employees may pose a financial challenge.
The cost of living is high in the DC area, and what constitutes a living wage is high. In order to hire and retain employees and act consistently with our mission, we will need to invest a considerable amount into wages and salaries for our employees.

Our failure to comply with government rules and regulations may harm our business.
Our business must comply with local, state and federal rules and regulations. We currently comply with the rules and regulations with which we are required to comply and will continue to do so under future physical and business structures. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Because there is no market for the company's Crowd Notes (as defined herein), an investor may not be able to sell their Crowd Note.
An investor may never be able to sell their Crowd Note—or any securities into which the Crowd Note converts—or recover any part of the investment.

No guaranteed return. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Arbitrary valuation. Any valuation of the company discussed herein bears no relationship to established value criteria such as net tangible assets and accordingly should not be considered an indication of the actual or prospective value of the company.

The COVID-19 virus could negatively impact our business. We expect COVID-19 to affect our revenue, and we are seeking all sources of support to mitigate this.

COVID-19 has been declared by the World Health Organization as a global pandemic. It has not yet been contained and does not yet have a vaccine. It is unclear how many people could become infected or could die from the virus.

Officials in the regions in which we sell our coffee have ordered bars and restaurants to close except for delivery, and individuals have been instructed to avoid social contact. We expect these closures to slow our wholesale and in-person retail sales. It is unclear how long these restrictions will last or whether government will introduce further restrictions on businesses and individuals that could further slow sales.

There are COVID-19 cases in the DC region, where we are located, as well as in four out of the five countries from which we source our coffee. We believe it is likely that cases of the virus will appear in the fifth country as well. Illness or death affecting any of our key producers, importers, or business customers could disrupt our production and slow our sales. Likewise, illness or death affecting our Founder or team could cause us to slow or suspend our operations.

As stated above, we are seeking all sources of support to offset the effects of COVID-19 on our company. For example, we are applying for government aid, and we are in the process of setting up delivery services.

The effects of, and predictions regarding, COVID-19 are evolving daily and we cannot guarantee that the virus will not impact our business in other ways or through other means than we have described above.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $15,000, and the deadline to reach this amount is April 30, 2020.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $107,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below. Once we reach each of the below amounts (Milestones), that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (Third Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

First Milestone: $15,000 (minimum target offering amount)
Second Milestone: $50,000 (an additional $35,000 raised after the First Milestone is reached)
Third Milestone (maximum target offering amount): $107,000 (an additional $57,000 raised after the Second Milestone is reached)

Once we reach the First Milestone, we will be able to move into and set up our Roastery and Café, which will be in a space that we will rent. We will be able to move, install, and set up our roaster, and purchase and install new equipment—a packaging machine and a pallet truck—that will make our operations more efficient. We will also be able to purchase inventory and make minor improvements, such as painting, on a space that already has a fully built-out kitchen. The first $15,000 we raise will also cover some of our rental expense.

After we have moved in and set up the space, we will be able to open the Roastery and Café with limited hours. Working at the location will be the Founder, Brian Benjamin, a contractor who serves as Brew Master at the company and who is an experienced café manager, as well as another contractor who currently works with the Founder at popups.

The location will likely be mostly wholesale for wholesale production and distribution during the week and be open to the public to serve drinks on weekends.

Once we reach the Second Milestone, we will be able to pay the Founder a salary.

Once we reach the Third Milestone, we will be able to hire two to three additional employees. These would be a barista, a roaster, and possibly a chief financial officer.

(i) A description of the purpose and intended use of the offering proceeds.

As described elsewhere in this offering statement, the proceeds of this offering will finance the opening of our Roastery and Café in a space that we will rent. Our ideal space will be fully built-out and provide at least 600 square feet of roasting, packaging, and retail potential with a light café.

Opening the Roastery and Café will include moving and installing our roaster as well as purchasing and installing other equipment—including a packaging machine—that will make our operations more efficient.

It also includes hiring two to three additional employees, which will allow us to roast, brew, and sell more coffee through division of labor. It will also allow our Founder to put more time into marketing and customer acquisition.

Having one dedicated space for roasting, packaging, and retail sales will also increase our efficiency. Right now, travel between the two roasting spaces we use, plus to popups, farmers markets, and a packaging facility, limits the time we have to roast, make sales, and market our brand.

We believe we will increase revenue by increasing the efficiency of our operations.

Below is a detailed breakdown of our prospective use of proceeds.

Use	Amount
Roaster moving, installation, and setup	$2,500
Rent for the space, capital infrastructure costs, inventory	$6,500
Purchase of a manual pallet truck/ lift cart and granule packaging machine	$6,000
Founder's salary	$35,000
Additional employees	$57,000

TOTAL	$107,000

Note that if any of the above line items costs less than we anticipate, the remainder will be applied to rental expense for the Roastery and Café space.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

As stated elsewhere in this offering statement, the company is solely owned by the Founder.

The issuer is offering a minimum of $15,000 and a maximum of $107,000 in convertible promissory notes (the "Crowd Notes"). The issuer has outstanding $55,000 in convertible promissory notes raised in a private offering under Rule 504 of Regulation D under the Securities Act (the "504 Notes").

A summary of the principal terms of the Crowd Notes is below.

Interest Rate:	Annual interest rate of 3%.
Maturity Date:	December 31, 2023.
Conversion:	In the event the company commences, on or before the Maturity Date, an equity financing pursuant to which it sells its preferred equity securities, (the "Preferred Equity Securities") with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance of the Crowd Notes shall <u>automatically convert</u> into Preferred Equity Securities. (The Preferred Equity Securities will have substantially the same terms as the Preferred Units discussed in the Appendix hereto.)
	The conversion price for principal and interest will be a price equal to 95% of the price paid by the other purchasers of the Preferred Equity Securities sold in the Qualified Financing.

At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the investor in cash or converted into equity in the same manner as principal.

If the company does not commence a Qualified Financing or have a change of control on or before the Maturity Date, all principal shall <u>automatically convert</u> into the most senior series of preferred equity interests of the company (which interests shall have substantially the same terms as those of the Preferred Units discussed in the Appendix hereto), or if the company is not at that time authorized to issue any preferred equity interests, non-preferred equity interests of the company, in either case at a pre-money valuation of $6 million.

At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the investor in cash or converted into equity in the same manner as principal.

Liquidity Events:	Upon a change of control the investor shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.
Prepayment:	The Company may not prepay the principal of a Note, in whole or in part, without consent of the investor. All prepayments shall be applied first to interest and then to principal. The Company shall have the absolute right to prepay accrued interest at any time during the term of a Crowd Note.
Subordination:	The Crowd Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.
Amendment:	A Crowd Note may be amended by mutual agreement of the parties. In addition, all of the Crowd Notes may be amended with the written consent of the company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Crowd Notes (the "Majority in Interest"); provided that no amendment or waiver which would alter or change the principal amount owing upon the Crowd Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Crowd Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Crowd Notes may be amended or waived by the Majority in Interest. Any amendment or

waiver of any such term or condition hereof that is duly approved by the Majority in Interest shall be binding on all holders of the Crowd Notes.

Security: The Crowd Notes are unsecured.

Appendix

Securities Offered:	Preferred Units
Preferred Distributions:	Holders of Preferred Units ("Preferred Members") will be entitled to receive annual non-cumulative distributions, when, as, and if declared by the Manager, out of any funds and assets of the company legally available therefor.
	In any year, unless each Preferred Member receives a distribution of at least five percent (5%) of the Original Issue Price (the "Base Preferred Distribution"), no distribution shall be paid to holders of non-preferred equity interests.
	The "Original Issue Price" for a unit shall mean the price for which such unit was purchased.
	Additional Preferred Distribution
	In any year in which the Preferred Members receive the Base Preferred Distribution and holders of non-preferred equity interests receive a distribution equal to that received by the Preferred Members, Preferred Members shall fully participate in any additional distributions paid to holders of non-preferred equity interests on a per unit basis (for example, if holders of non-preferred equity interests receive an additional distribution of five cents per unit, the Preferred Members shall also receive an additional distribution of five cents per unit).
Redemption:	The Company reserves the right to redeem any or all, or any portion of, Preferred Units at any time. The Redemption Price, in the case of a redemption elected by the company, shall be equal to the greater of (a) the difference between (i) two times the Original Issue Price and (ii) the aggregate amount of distributions paid to the Preferred Member as of such time and (b) the sum of (i) the Original Issue Price and (ii) the amount of any distributions due to the Preferred Member but unpaid.
	Following the second anniversary of the issuance his or her investment, a Preferred Member may request redemption of his or her units at a price equal to (a) if such request is made prior to the third anniversary of

	the Preferred Member's investment, 70 percent of the Original Issue Price; (b) if such request is made after the third but prior to the fourth anniversary of the Preferred Member's investment, 80 percent of the Original Issue Price; (c) if such request is made after the fourth but prior to the fifth anniversary of the Preferred Member's investment, 90 percent of the Original Issue Price; and (d) if such request is made after the fifth anniversary of the Preferred Member's investment, 100 percent of the Original Issue Price.
	If the Manager determines that a requested redemption may impair the company's ability to operate effectively, the Manager may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the company, liquidation proceeds shall be paid as follows:
	First, to Preferred Members up to a maximum of each such member's Original Issue Price;
	Second, to the Founding Member.
Voting rights:	Preferred Units are nonvoting.

If the company converts into another form of entity through merger or statutory conversion, the company shall modify the terms in the above Appendix at the company's discretion so that such terms are compatible with the company's new form.

The Crowd Notes and the 504 Notes have substantially the same terms except that the 504 Notes do not specify the terms of the preferred equity into which, upon a Qualified Financing or after the Maturity Date, such 504 Notes could convert. However, because the Crowd Notes and 504 Notes convert (or may convert) upon or after the same events, the company expects the 504 Notes to convert into equity on the same terms as the Crowd Notes.

The Crowd Notes do not have voting rights.

If the investor's Crowd Note converts into non-preferred equity (as described above), the investor may gain voting rights.

If the investor's Crowd Note converts into preferred equity (as described above), the investor will not have voting rights (except, perhaps, under limited circumstances as required by law).

The terms of the Crowd Notes may be amended as described under "Amendment" above. The Crowd Notes and the 504 Notes will potentially be able to limit one another's rights as described in the "Amendment" section. The 504 Notes will convert (or may convert) into equity interests at the same time, in the same manner, and at the same price as the Crowd Notes. This conversion will affect the percentage of equity in the company that investors in the Crowd Notes will own. The 504 Notes currently have $55,000 in outstanding principal and around $980 in accrued and outstanding interest. On the Maturity Date (unless a Qualified Financing or Change of Control has occurred or the issuer has prepaid any principal or interest on the 504 Notes), there will be $55,000 in outstanding principal and approximately $7,240 in accrued and outstanding interest on the 504 Notes.

The above is intended to be only a summary of some of the key terms of the Crowd Notes. The above is not a complete description of the terms of the Crowd Notes. Please see the forms of Crowd Note and Crowd Note Purchase Agreement filed with the SEC with this offering statement as **Exhibits B and C** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibits B and C**.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Founder and sole owner currently has the absolute right to make decisions with respect to the company. It is possible that the Founder could make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes, including the Crowd Notes, are valued at face value, and future convertible promissory notes of the company will be valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Until the investor's Crowd Note converts into equity interests, the investor will have no voting rights or ownership in the company, and, as more fully described elsewhere in this offering statement, the investor may not have voting rights even after such conversion. The company's Founder (who is now the company's sole owner and decision-maker), or other governing person or body, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

(Please note that in the case of a Liquidity Event, as described in Item (m)(1) above, "the company" would be the surviving entity for the purpose of the above paragraph.)

If the investor's Crowd Note converts into preferred equity interests because there is a Qualified financing or because the Maturity Date has been reached, the investor will have ownership in the company but no voting rights (except possibly under limited circumstances as required by law). In that case, the investor would still be reliant on the Founder (or other governing person or body) to make decisions for the company, such as the decisions described above, and those decisions could reduce the investor's return in the manner described above.

If the investor's Crowd Note converts into non-preferred or preferred equity interests after a Liquidity Event as described in Item (m)(1) above, it is possible that the investor would have full voting rights in the surviving entity. However, the investor could have minority ownership in the surviving entity and as a result very little control over the decisions affecting the company. The investor would again be reliant on the Founder (or other governing person or body) to make decisions for the company, such as the decisions described above, and those decisions could reduce the investor's return in the manner described above.

If the company (or surviving entity if a Liquidity Event as described in Item (m)(1) has occurred) issues additional equity interests after the investor's Crowd Note has converted into equity interests, the investor's ownership in the company (or surviving entity if a Liquidity Event as described in Item (m)(1) has occurred) could be diluted. If the company issues additional convertible notes before the conversion of the investor's Crowd Note, the investor's ownership of the company could also be diluted. If the company (or surviving entity if a Liquidity Event as described in Item (m)(1) has occurred) issues additional convertible notes after the conversion of the investor's Crowd Note, the investor's ownership in the company or the surviving entity, as applicable, could be diluted as well. There may be other circumstances in which the investor's ownership interest could be diluted.

If the investor's Crowd Note converts into preferred equity interests as described in Item (m)(1) above, and such conversion is not due to a Liquidity Event (as such is described in Item (m)(1) above), the company has the right to redeem the investor's preferred equity interests at any time as described in Item (m)(1) above.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of the offering proceeds that are actually distributed to the issuer plus third-party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has the following outstanding indebtedness:

504 Notes (further described in (Item (m) above) with an outstanding principal amount of $55,000 and accrued and outstanding interest of approximately $980. The 504 Notes have an annual interest rate of 3%.

Revolving credit card debt (Bank of America) in the amount of $10,000 and at an annual interest rate of 12%.

Kiva loan with a principal balance of $6,580 and an interest rate of 0%. The loan matures in April 2021.

(q) A description of exempt offerings conducted within the past three years.

The issuer sold $55,000 in 504 Notes in August 2019. The proceeds of the offering were used for architects to design a potential buildout for the Roastery and Café; a lease payment for a potential site for the Roastery and Café; a Q Grader Certification; a coffee contracts class; a delivery truck; service on vehicles used for the business; and general supplies and delivery.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
  (1) Any director or officer of the issuer;
  (2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  (3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
  (4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In 2019, the Founder's mother, Germaine Henderson, purchased a 504 Note in the amount of $12,000.

In 2019, the Founder's father, Van Henderson, purchased a 504 Note in the amount of $10,000.

Since 2017, the Founder has made capital contributions to the company of approximately $67,000.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, which have been filed with the SEC as **Exhibit D** to this offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Southeastern Roastery incorporated as an LLC in December 2016. We obtained our first clients in 2017 and now have eight wholesale accounts. We began selling at farmers markets and popups in 2019. We currently do not have our own roasting space. Our Founder regularly travels between two shared spaces—one in Washington, DC, and one in Virginia—to roast, plus to a farmers market and popups to sell product. This travel time limits the time we have to roast, make sales, and market our brand.

In 2017, we had a net loss of approximately $14,000 as we were starting up the business and just beginning to develop our client base. Our customer growth rate in 2017 was one client per four months. Moving our 1kg roaster to a partner location in Washington, DC, resulted in a 250% increase in clients with a one-customer loss. However, at the end of 2017, we had cash assets of approximately $60,000 which the Founder had invested in the business. In 2018, we incurred additional expenses to support our growth, including the following:

1. Legal fees for our offering of the 504 Notes. (We raised $55,000 through the offering of the 504 Notes.)
2. Fees for the architect designing a potential buildout for the Roastery and Café.
3. Purchase of a 12kg roaster to increase our production capacity.

4. Co-working kitchen space rental.

Our revenue in 2018 was approximately $24,000—more than triple what it was in 2017—but our expenses totaled around $79,000, resulting in a net loss of approximately $55,000. We had around $33,000 in cash assets at the end of 2018.

We currently have $11,500 in cash assets. Our revenue for 2019 totaled around $ 2,079, expenses totaled around $ 1,115, and our net income for 2019 was around $964.

Please read our financial statements, filed with the SEC with this offering statement, for more information.

Currently, we receive around $2,000 per month in revenue. We plan to open the Roastery and Café by fall 2020 and for our revenue to increase to around $30,000 per month by January 2021. As discussed in Item (i) of this offering statement, we expect that having a dedicated space for roasting, packaging, and retail sales will increase our efficiency and the amount of coffee we are able to sell.

We plan to use the proceeds of this offering immediately.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted on an investor page on www.southeasternroastery.com by April 30, 2021.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C/A for further information about the offering.

Exhibits List

Exhibit A: Executive Summary
Exhibit B: Crowd Note
Exhibit C: Crowd Note Purchase Agreement
Exhibit D: 2017 and 2018 Financial Statements
Exhibit E: Crowdfunding Campaign Page
Exhibit F: Crowdfunding Video Transcript
Exhibit G: Pitch Deck
Exhibit H: 2017 and 2018 Financial Statements Certification
Exhibit I: 2018 Tax Information Certification